UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION SAVINGS AND INVESTMENT PENSION PLAN (Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Savings and Investment Pension Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017, and Year Ended December 31, 2018

PAGE
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants and the Administrative Committee of the TimkenSteel Corporation Savings and Investment Pension Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TimkenSteel Corporation Savings and Investment Pension Plan or (“Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2018.

Cleveland, Ohio
June 18, 2019

TimkenSteel Corporation Savings and Investment Pension Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$257,712,357	$297,715,704
Receivables:
Contributions receivable from TimkenSteel Corporation	461,522	396,865
Notes receivable from participants	2,729,497	2,489,711
Total receivables	3,191,019	2,886,576

Net assets available for benefits	$260,903,376	$300,602,280
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings and Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions:
Interest income from notes receivable from participants	$131,866
Contributions:
Participants	8,795,304
TimkenSteel Corporation	5,947,121
Participant rollovers	1,999,209
Total contributions	16,741,634
Total additions	16,873,500

Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	21,952,538
Deductions:
Benefits paid directly to participants	34,470,208
Administrative expenses	163,232
Total deductions	34,633,440

Net decrease prior to transfers	(39,712,478)

Transfers between plans	13,574

Total changes in net assets	(39,698,904)

Net assets available for benefits:
Beginning of year	300,602,280
End of year	$260,903,376
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements
December 31, 2018 and 2017, and Year Ended December 31, 2018
1. Description of the Plan
The following description of the TimkenSteel Corporation Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan. Great West Trust Company, LLC is the trustee of the Plan (Trustee). The assets of the Plan are held in The Master Trust Agreement for the TimkenSteel Corporation Defined Contribution Plan (The Master Trust), which was established for the investment of assets of the Plan and the three other defined contribution plans sponsored by the Company. In 2018 the Bargaining Savings and Investment Pension Plan was established. The new Plan's assets are held in The Master Trust.
General
The Plan is a defined contribution plan available to salaried employees of (i) TimkenSteel Corporation, TimkenSteel Material Services, and TSB Metal Recycling, (ii) non-bargaining hourly employees of TimkenSteel Material Services and employees employed as brickmasons, and (iii) certain transferred participants of Latrobe Steel (OH&R). Employees of these entities become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service. All OH&R transferred participants became eligible to participate in the Plan as of June 30, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Service (IRS) limitations. Effective January 1, 2017, the Plan was amended to allow for Roth designated elective deferrals. The Company matches such employee contributions (Matching Contributions) at an amount equal to 100% of the first 3% of the participant’s gross earnings (as defined) deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The Plan provides for a quarterly 401(k) Plus Contribution by the Company for employees hired prior to January 1, 2004 at the Company’s facilities in St. Clair, Ohio, and Tryon Peak, North Carolina; and who did not have five years of Continuous Service (as defined in the Plan) and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation.
The Plan provides for a quarterly “Core Contribution” by the Company for all salaried Plan Participants and hourly Plan Participants employed as brickmasons, except those accruing service under a defined benefit pension plan sponsored by the Company and those receiving a 401(k) Plus Contribution. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation.
Any employee hired prior to January 2007 and eligible to participate in the Plan may elect to enroll in the Plan; any employee hired on or after January 2007 and eligible to participate in the Plan will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. In 2017 the Plan was restated and amended wherein the automatic deferral rate is 6% and if the participant makes no further changes, the deferral rate is increased 1% each year until a deferral rate of 10% has been attained.
Matching Contributions are automatically invested according to the participant's investment elections for his/her employee contributions. There are also no restrictions (other than those required to comply with applicable securities laws) on a participant's ability to transfer all or part of his/her balance in the TimkenSteel Corporation ESOP Stock Fund to other investments at any time and with the same frequency as other investment transfers.
401(k) Plus Contributions and Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement fund, based on the participant’s age and an estimated retirement age of 65. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.
Participants may elect to have their vested dividends in the TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company. No such amounts were paid to participants during the Plan year ended December 31, 2018.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, Matching Contributions and any rollovers plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans.
The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate the month the loan is granted, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, participants having a vested account balance greater than $5,000 have the option of (i) transferring their account balance to another qualified plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of the vested balance of their account over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan until age 70½ after which time the lump-sum or installment distribution options would apply. Participants with balances between $1,000 and $5,000 may elect to receive a distribution or roll over their vested balances to another qualified plan or Individual Retirement Account (IRA). The Plan requires participants having a vested balance less than $1,000 to have the balance distributed from the Plan.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Effective September 4, 2018, non-terminated participants who have reached age 59½ may make withdrawals from all vested accounts.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all 401(k) Plus contributions and Core Contributions and any earnings thereon are forfeited and used to fund other Company Contributions for eligible associates. Forfeiture balances as of December 31, 2018 and 2017 were $31,453 and $26,688, respectively. During 2018, Company contributions were reduced by $38,196 from forfeited nonvested accounts.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account, which becomes fully vested at the date of Plan termination.

2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan's valuation policies. See Note 4 for discussion of fair value measurements.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The Plan's Trustee maintains common collective trust funds and a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value. In 2018 the Timken Company Stock Fund was removed from the investment lineup.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received. Net investment loss includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Company and are therefore excluded from these financial statements. Investment-related expenses are included in net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans. Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to the participant's account.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960),Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.

Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2018, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no additional events that were required to be recognized or disclosed.
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following table presents the fair value of investments in the Master Trust as of December 31, 2018 and 2017:

	2018	2017
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$30,946,364	$72,432,617
Registered Investment Companies	188,067,284	192,055,516
Common Collective Trust Funds	164,778,315	182,890,867

Net Assets of Master Trust	$383,791,963	$447,379,000

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The following table presents changes in net assets in the Master Trust as of December 31, 2018:

Additions:
Contributions:
Participants	$14,387,640
TimkenSteel Corporation	6,259,341
Participant rollovers	2,100,807
Total contributions	22,747,788
Total additions	22,747,788

Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	35,531,935
Deductions:
Benefits paid directly to participants	50,631,051
Administrative expenses	171,839
Total deductions	50,802,890

Net Decrease	(63,587,037)

Net assets available for benefits:
Beginning of year	447,379,000
End of year	$383,791,963
The net investment loss of the Master Trust for the year ended December 31, 2018, is summarized as follows:

Net depreciation in fair value of investments	$(43,935,116)
Interest and dividend income	8,403,181
Investment loss before expenses	(35,531,935)
Investment manager and administrative expenses	(171,839)
Total	$(35,703,774)
The Plan’s ownership percentage in the Master Trust as of December 31, 2018 and 2017 was 67.15% and 66.55%, respectively.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy in accordance with FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$188,067,284	$188,067,284	$—	$—
Total assets in the fair value hierarchy	188,067,284	188,067,284	—	—
Investments measured at net asset value (a)	195,724,679	—	—	—
Total Assets of Master Trust	$383,791,963	$—	$—	$—

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$192,055,516	$192,055,516	$—	$—
Total assets in the fair value hierarchy	192,055,516	192,055,516	—	—
Investments measured at net asset value (a)	255,323,484	—	—	—
Total Assets of Master Trust	$447,379,000	$—	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2018 and 2017:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$32,993,095	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	73,029,533	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	17,845,940	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond R1	500,733	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	40,409,014	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	23,977,870	Not applicable	Daily	Trade Day
Timken Company Stock Fund	6,968,494	Not applicable	Daily	Trade Day
Total	$195,724,679

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$35,237,486	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	85,420,131	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	20,572,639	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	41,660,611	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	44,943,653	Not applicable	Daily	Trade Day
Timken Company Stock Fund	27,488,964	Not applicable	Daily	Trade Day
Total	$255,323,484
Investments held by the Master Trust as of both December 31, 2018 and 2017 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Western Asset Core Plus Bond R1 seeks to maximize total return from a high-quality, U.S. domestic core fixed-income portfolio that can be enhanced by allocations to sectors such as high-yield, non-U.S. emerging market debt. The fair value of the investments in these funds has been determined using the net asset value per share.
The Wells Fargo Stable Value Funds E & W are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund have been determined using the net asset value per share.
The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds TimkenSteel Corporation common stock and money market funds to provide liquidity for daily accounts. The TimkenSteel Corporation ESOP Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds to provide liquidity for daily accounts. The Timken Company Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.

5. Related-Party Transactions
Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Master Trust for the year ended December 31, 2018:

Purchased and transferred in	$20,603,046
Sold and transferred out	$43,015,456
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.
6. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated June 1, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then, but the Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TimkenSteel Corporation Savings and Investment Pension Plan
EIN #46-4024951 Plan #003
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Notes Receivable from Participants*	Interest rates ranging from 4.25% to 11.50% with various maturity dates	$2,729,497

*Indicates party-in-interest to the Plan.

TimkenSteel Corporation Savings and Investment Pension Plan
Index to Exhibits

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
SAVINGS AND INVESTMENT PENSION PLAN

Date:	June 18, 2019	/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks Executive Vice President, Chief Financial Officer TimkenSteel Corporation